Filed by AGL Resources Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Nicor Inc.
Commission File No: 333-172084

Merger Q&A

Thank you for continuing to submit your questions to our merger mailbox. In recent weeks we have received questions regarding the impact of the proposed merger on employees, particularly regarding positions that may be determined to be redundant in the combined company. It is important to note that such positions are being considered as part of integration planning process, which is still in progress and will not yield decisions until much closer to the close of the transaction. While we continue to make every effort to minimize the impact to employees during this process, it is inevitable that positions and people will be impacted as a result of combining two companies as large and complex as AGL Resources and Nicor. The questions below address employee concerns in this regard.

We remain committed to addressing your concerns as we work through the details of integrating the two companies. In addition to submitting your questions to the merger mailbox (merger@aglresources.com), we encourage you to discuss any concerns you may have with your manager or Human Resources representative.

What happens to the funds in my Flexible Spending Account (child and health care) in the event I am let go by the company or if I choose to leave?
In general, participation in the AGL Resources Health and Dependent Care Flexible Spending Accounts (FSAs) ends when you are no longer making payroll deduction contributions to your accounts. Eligible expenses incurred up to the date of your termination of employment are eligible for reimbursement from the available balance of your Health Care and Dependent Care FSA accounts. Expenses incurred after this date are not eligible for reimbursement, and you will forfeit any unused account balances.

In addition to continuing medical coverage via COBRA, would I also be able to continue my long-term disability coverage while unemployed?
No. There are no provisions to elect continuation of coverage for long-term disability benefits should an employee become unemployed, with or without the merger.

Will there be layoffs after the merger closes? Recent media coverage has been confusing on this topic.
While the focus of the merger is not, and has never been, headcount reduction, it is inevitable that some positions and people will be impacted as a result of combining two companies as large as Nicor and AGL Resources. The Transition Committee and integration planning teams continue to work to combine the two companies while being sensitive to the concerns of employees.

Are the post-merger staffing commitments made by AGL Resources limited to Nicor employees?
In an effort to ensure Nicor Gas customers continue to receive the same safe, reliable and cost-effective natural gas service they do today, AGL Resources has committed to maintain 2,070 full-time equivalent positions directly related to the operations of Nicor Gas for three years after the close of the merger. While there are no specific staffing commitments in place for other business units of Nicor or any business units of AGL Resources, there is a commitment to continue supporting all business segments going forward, and they require knowledgeable and talented people in place to achieve our goals and ensure business continuity.

When will I know if my job is impacted by the merger?
The impact of the proposed merger on an employee’s job will range from virtually no change to more moderate impacts such as changes in departmental leadership or shifts in responsibilities, to more significant impacts such as a location change or elimination of position. As integration planning continues, teams are developing the detailed designs for the functional areas across business units that will determine the staffing needs of the combined company, and identifying how the designs differ from the positions that exist in each company today. The processes of developing and staffing the positions that will make up the combined company will continue over the coming weeks and months. Decisions have not been made regarding which positions will be impacted or how, and announcements will not be made until the processes are complete. We expect some changes to be announced at or near the close of the transaction though other changes will take more time to implement and will be announced later in the integration process. We recognize that working through a time of transition can be challenging and remain committed to providing timely updates.

What is AGL Resources’ severance plan?
AGL Resources has a severance plan for which AGL Resources employees whose positions are eliminated are eligible. Under the plan, employees will receive one week of severance for each full year of service subject to the following: employees with less than two years of service will receive six weeks of pay, and employees with more than two years of service will receive a minimum of ten (10) weeks of pay, and up to a maximum of 36 weeks of pay. The company also will share the cost of COBRA premiums with the employee during the term of the severance period and make outplacement services available. As Nicor does not have an existing severance plan, Nicor employees will be eligible for the AGL Resources severance plan at the close of the merger. The AGL Resources severance plan applies to employees in all business units. Any jobs covered by a collective bargaining agreement will be administered under the terms of the applicable agreement.

Since we will be one company after the proposed merger, will I be able to apply for jobs in Illinois?
Yes. As part of normal business practice, AGL Resources supports the application and transfer of qualified internal candidates for internally posted vacancies and also lists companywide employment opportunities for external job applicants. Subsequent to initial organization  implementation, you will have the opportunity to post for any job in the company for which you are qualified. AGL Resources supports equal opportunity employment practices throughout all of its affiliates.

What is the status of the merger proceeding before the Illinois Commerce Commission?
Last week, AGL Resources and Nicor executives testified in hearings before the ICC. The hearings included testimony on topics ranging from the financial implications of the proposed merger to the scope and status of the integration planning process. While the ICC review process progresses, the conclusion of these hearings is an important step toward securing ICC approval of the proposed merger. We continue to expect the merger will close by the end of the year.

Will the scope of the ICC’s authority change after the proposed merger closes?
No. The ICC will have the same regulatory authority over the combined company’s regulated business in Illinois as it does today.

What is Nicor Electric? Does it mean the combined company will be providing electricity in addition to natural gas?
Illinois customers enjoy Electric Choice, which means they can choose to purchase their electricity from a variety of retail electric suppliers. Nicor Electric is the brand name under which Dominion Retail will market electricity to residential customers in Illinois, through a licensing agreement with Nicor Advanced Energy, LLC. Nicor Advanced Energy is an unregulated affiliate of Nicor Gas and offers energy plans to help customers manage their natural gas bills. As a result of the licensing agreement between Nicor Advanced Energy and Dominion Retail, Illinois electric customers will be able to buy their electricity at prices from 10 to 15 percent lower than their current utility price.

Nicor Advanced Energy is a strong and reputable company that has marketed natural gas to Illinois consumers since 2006 and Dominion Retail is one of the largest electricity suppliers in the country. As part of the licensing agreement with Dominion, Nicor Advanced Energy will provide inbound call sales support through its call center. Nicor Electric is not a subsidiary of Nicor Inc. or an affiliate of any Nicor company and the licensing agreement is not an indication of any plans by the combined company to provide electricity to customers.

Forward Looking Statements
To the extent any statements made in this document contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”).

These forward-looking statements relate to, among other things, the benefits of the transaction such as efficiencies and the competitive ability and position of the combined company. Forward-looking statements can generally be identified by the use of words such as “believe”, “anticipate”, “expect”, “estimate”, “intend”, “continue”, “plan”, “project”, “will”, “may”, “should”, “could”, “would”, “target”, “potential” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Although certain of these statements set out herein are indicated above, all of the statements in this release that contain forward-looking statements are qualified by these cautionary statements. Although AGL Resources and Nicor believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, factors and assumptions regarding the items outlined above. Actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things, the following: the failure to receive, on a timely basis or otherwise, the required approvals by AGL Resources and Nicor stockholders and government or regulatory agencies (including the terms of such approvals); the risk that a condition to closing of the merger may not be satisfied; the possibility that the anticipated benefits and synergies from the proposed merger cannot be fully realized or may take longer to realize than expected; the possibility that costs or difficulties related to the integration of AGL Resources and Nicor operations will be greater than expected; the ability of the combined company to retain and hire key personnel and maintain relationships with customers, suppliers or other business partners; the impact of legislative, regulatory, competitive and technological changes; the risk that the credit ratings of the combined company may be different from what the companies expect; and other risk factors relating to the energy industry, as detailed from time to time in each of AGL Resources’ and Nicor’s reports filed with the Securities and Exchange Commission (“SEC”). There can be no assurance that the proposed merger will in fact be consummated.

Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this release, as well as under Item 1.A. in each of AGL Resources’ and Nicor’s Annual Report on Form 10-K for the fiscal year December 31, 2010. AGL Resources and Nicor caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on forward-looking statements to make decisions with respect to AGL Resources and Nicor, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to AGL Resources and Nicor or any other person acting on their behalf are expressly qualified in their entirety by the cautionary statements referenced above.  The forward-looking statements contained herein speak only as of the date of this communication. Neither AGL Resources nor Nicor undertakes any obligation to update or revise any forward-looking statement, except as may be required by law.

Additional Information
In connection with the proposed merger, a definitive joint proxy statement/prospectus was mailed on or about May 10, 2011 to shareholders of record of AGL Resources and Nicor as of April 18, 2011. WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY, AS WELL AS OTHER DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT AGL RESOURCES, NICOR AND THE PROPOSED TRANSACTION. The definitive joint proxy statement/prospectus, as well as other filings containing information about AGL Resources and Nicor, can be obtained free of charge at the website maintained by the SEC at www.sec.gov. You may also obtain these documents, free of charge, from AGL Resources’ website (www.aglresources.com) under the tab Investor Relations/SEC Filings or by directing a request to AGL Resources Inc., P.O. Box 4569, Atlanta, GA, 30302-4569. You may also obtain these documents, free of charge, from Nicor’s website (www.nicor.com) under the tab Investor Information/SEC Filings or by directing a request to Nicor Inc., P.O. Box 3014, Naperville, IL 60566-7014.

The respective directors and executive officers of AGL Resources and Nicor, and other persons, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding AGL Resources’ directors and executive officers is available in the definitive joint proxy statement/prospectus and its definitive proxy statement filed with the SEC by AGL Resources on March 14, 2011, and information regarding Nicor directors and executive officers is available in the definitive joint proxy statement/prospectus and its definitive proxy statement filed with the SEC by Nicor on April 19, 2011. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation are included in the definitive joint proxy statement/prospectus and other relevant materials filed with the SEC. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.